

October 23, 2013

Via E-mail
Charles C. Ward
Chief Financial Officer and Treasurer
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, Texas 77002

> **Re:** **Constellation Energy Partners LLC**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2013**
> **File No. 1-33147**

Dear Mr. Ward:

We have reviewed your amendment and your letter dated October 22, 2013, and we have the following comment.

Proposal No. 1: Election of Three Class B Managers, page 5

1.   We note your response to comment 2 in our letter dated October 18, 2013. Please disclose how any votes in favor of CEPM's nominees would be treated if the company were to determine that the nominations by CEPM were invalid under the terms of the operating agreement, as described on page 28 of your proxy statement, at or around the time of the meeting. Please also disclose how any votes in favor of CEPM's nominees would be treated if the company were to determine that the nominees did not satisfy the criteria for manager nominees set forth in the company's Corporate Governance Guidelines, as described on page 11.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Charles C. Ward
Constellation Energy Partners LLC
October 23, 2013
Page 2

cc: Scott L. Olson, Esq.
         Andrews Kurth LLP